UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2023
Commission File Number 001-40974
GLOBALFOUNDRIES Inc.
400 Stonebreak Road Extension
Malta, NY 12020
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
    Form 20-F ☒  Form 40-F ☐

At the Annual General Meeting of Shareholders, held on August 2, 2023, the shareholders of GLOBALFOUNDRIES Inc. (the “Company”) approved the following proposals: (1) the election of Martin L. Edelman (with 98.96% in favor), David Kerko (with 99.71% in favor), Jack Lazar (with 99.77% in favor), and Carlos Obeid (with 99.67% in favor) as Class II directors of the Company, each to serve for a three-year term, or until such person resigns or is removed in accordance with the terms of the Company’s Amended and Restated Memorandum and Articles of Association, and (2) the ratification of the appointment of KPMG LLP as the Company’s independent public accounting firm for the fiscal year ending December 31, 2023 (with 99.99% in favor).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBALFOUNDRIES Inc.

Date: August 8, 2023	By:	/s/ Thomas Caulfield
	Name:	Dr. Thomas Caulfield
	Title:	President & Chief Executive Officer